STEVENS RESOURCES, INC.

Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549-4628

January 4, 2010

Re:      Stevens Resources, Inc.
Registration Statement Form S-1
File Number 333-163019
Filed: November 10, 2009, as amended December 16, 2009

Attention:      Mr. Parker Morrill
Phone (202) 551-3696
Fax     (703) 813-6982

Stevens Resources, Inc. (the “Company”) has received your comments dated December 31, 2009 regarding the Form S-1/A filed on December 16, 2009. The following document as prepared by the Company describes the general action(s) to be taken regarding the comment made by the Commission.

Form S-1

Plan of Operations, page 27

1.  The following Risk Factor will be added under Risk Factors, page 12 as follows:

RISKS ASSOCIATED WITH THIS OFFERING:

If the Company is unsuccessful in raising the full $100,000 from this offering we would be required to limit are exploration plans, which in turn would reduce the potential for success in discovering metals on the property and increase the likelihood of our business to fail.

If the Company is unsuccessful in raising the full $100,000 from the offering we would be required to limit Phase I exploration by reducing the number of samples we take.  Potential investors must be aware that any decrease in sampling and/or prospecting will reduce the potential for success in discovering metals on the property and consequently increase the likelihood of our business to fail.  If we are unsuccessful with the Phase I exploration program any investment made into the Company would be lost in its entirety.

Sincerely,

/s/Justin Miller
Justin Miller
Chief Executive Officer
Stevens Resources, Inc.

1818 West Francis, Ste. 196
Spokane, Washington 99205